United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Ammenment No. 2

Under the Securities and Exchange Act of 1934

Varsity Group Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

922281100 (CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		0
Beneficially
Owned By Each		8	Shared Voting		971,960
Reporting Person
With			9	Sole Dispositive	0

			10	Shared Dispositive	971,960

11	Aggregate Amount Beneficially owned		971,960

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 5.25%
14	Type of Reporting Person	IA, IN




Item	1.	Security and Issuer


CUSIP	922281100

Varsity Group Inc.
1300 19th Street North West
8th Floor
Washington, DC 20036
Phone: 202-667-3400
Fax: 202-332-5498


Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor; Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH
44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.


Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital
Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares (the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.



Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 971,960 shares or 5.25% of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		      0			0%
Shared Voting Power 		971,960			5.25%
Sole Dispositive Power		      0			0%
Shared Dispositive Power	971,960			5.25%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 227,863 shares; Privately Managed Accounts, 744,097 shares.

The address of Berlin Capital Growth and the Privately Managed Accounts is c/o the Reporting Person. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.


Capital Shares

BERLIN CAPITAL GROWTH LP

Date		Shares		Price/Share	Sold or Bought
10/5/2006	1500		3.90		S
10/5/2006	2000		3.95		S
10/6/2006	500		3.95		S
10/9/2006	2000		4.00		S
10/10/2006	2000		4.12		S
10/11/2006	2000		3.95		B
10/16/2006	4000		4.20		S
10/17/2006	2000		4.00		B
10/20/2006	2000		3.90		B
10/26/2006	3500		3.85		B
11/1/2006	2000		3.75		B
11/2/2006	10000		3.70		B
11/3/2006	4000		3.67		B
11/3/2006	1666		3.78		S
11/3/2006	334		3.79		S
11/6/2006	3000		3.47		B
11/8/2006	2000		3.53		B
11/9/2006	6000		3.45		B
11/10/2006	2000		3.40		B
11/13/2006	34000		3.09		B
11/14/2006	4000		2.77		B
11/15/2006	8200		2.21		B
11/30/2006	93919		1.62		S
11/30/2006	5900		1.62		S
11/30/2006	3500		1.62		S
11/30/2006	1650		1.62		S
11/30/2006	9300		1.62		S


Privately Managed Shares

Berlin Financial, Ltd. Privately Managed Accounts (Culmulative)

Date		Shares		Price/Share	Sold or Bought
12/22/2006	2000		1.52		B
11/15/2006	30000		2.24		S
11/16/2006	11500		2.35		S
11/16/2006	7611		2.26		B
11/20/2006	15000		2.11		B
11/30/2006	114269		1.62		B
12/26/2006	7932		1.50		B
12/1/2706	2000		1.70		S
12/21/2006	1300		1.45		B
12/19/2006	700		1.45		B
12/11/2006	2000		1.50		B
11/13/2006	4200		3.11		B
11/10/2006	1100		3.40		B
11/7/2006	1055		3.58		B
11/6/2006	1300		3.49		B
12/29/2006	600		1.79		B
12/22/2006	5000		1.52		S
12/22/2006	2199		1.52		S
12/22/2006	2000		1.51		S
12/13/2006	800		1.51		S
12/27/2006	3500		1.66		S
12/27/2006	2000		1.62		S
12/22/2006	10000		1.48		S


d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 13,2007


/s/
Thomas G. Berlin